BEIJING	35 WEST WACKER DRIVE	MOSCOW
CHARLOTTE CHICAGO GENEVA	CHICAGO, ILLINOIS 60601	NEW YORK NEWARK PARIS
+1 (312) 558-5600

HONG KONG	FACSIMILE +1 (312) 558-5700	SAN FRANCISCO

HOUSTON		SHANGHAI

LONDON	www.winston.com	WASHINGTON, D.C.

LOS ANGELES

December 1, 2011

VIA EDGAR

Mr. Craig Slivka

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Coleman Cable, Inc.
Registration Statement on Form S-3
Filed September 27, 2011
File No. 333-177024

Dear Mr. Slivka:

On behalf of Coleman Cable, Inc. (the “Company”), enclosed for your review is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (Registration No. 333-177024) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2011. An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff of the Commission (the “Staff”) contained in the Staff’s letter to the Company, dated October 24, 2011. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Form S-3

Fee Table

Comment No. 1

We note your disclosure in footnote 1 to the fee table. Any securities underlying convertible or exchangeable securities must be registered and included in the fee table. While the number of the underlying securities need not be determined at the time of effectiveness, it is not appropriate for you to state that the registration statement includes an indeterminate amount of securities as may be issued from time to time upon conversion, exchange and/or redemption of the preferred stock, debt securities, warrants, subscription rights, stock purchase contracts or stock purchase units. You must include in the registration statement a good-faith estimate of the maximum number of securities that you think you may need to issue. Please delete this statement. In this regard, please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act and that Rule 416 cannot be used to register securities issuable due to the operation of a conversion formula. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. Please see Rule 416 and Question 213.02 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website.

Response

The Company has revised the footnote at issue to clarify that Rule 416 is being used only to register additional securities issuable pursuant to stock splits, stock dividends or similar transactions. Further, the Company clarifies that shares issuable pursuant to conversions, exchanges and/or redemptions are part of the securities being registered. The Company confirms to the Staff its understanding that in the event an adjustment from conversions, exchanges and/or redemptions requires the Company to exceed the aggregate amount of securities registered pursuant to the Registration Statement, it will file a new registration statement to register such additional amount.

Fee Table

Comment No. 2

We note your disclosure in footnote 4 to the fee table. Please revise to indicate that, if true, the guarantees are joint and several.

Response

The Company has revised the disclosure in footnote 4 to the fee table to indicate that the guarantees will be joint and several.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

About this Prospectus, page 1

Comment No. 3

We note that your reference to “other offering material” that may add, update or change information you provide in the prospectus. Please confirm that you will, as applicable, comply with the rules regarding free writing prospectuses under Rule 433 of the Securities Act.

Response

The Company hereby confirms to the Staff that it will, as applicable, comply with the rules regarding free writing prospectuses under Rule 433 of the Securities Act.

Risk Factors, page 2

Comment No. 4

Please delete the last sentence of this section. You are required to discuss all significant risks in your prospectus. See Item 503(c) of Regulation S-K.

Response

The Company has deleted the last sentence of the Risk Factor section on page 2 of the Registration Statement.

Selling Shareholders, page 4

Comment No. 5

Please revise your disclosure to state the date of the initial equity contributions and compensation grants. Please also indicate that you will also include the amounts each selling shareholder intends to sell in any prospectus supplement, post-effective amendment or Exchange Act filings. See Section II.G. of Form S-3.

Response

The Company has revised the disclosure on page 4 of the Registration Statement to disclose that the Selling Stockholders received the shares registered under the Registration Statement in private sales of shares of common stock that occurred on January 1, 2000 and on September 11, 2006. The Company confirms that the amounts each selling shareholder intends to sell will be included in the applicable prospectus supplement, post-effective amendment or Exchange Act filing.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Description of Capital Stock, page 5

Comment No. 6

Please delete the portion of the first sentence in which you state that the description of the capital stock is qualified and not complete. The summary description you provide in your prospectus must be materially complete. We note that you have included similar language in your descriptions of the debt securities and warrants and request that you revise those disclosures accordingly. Please also note that you may not qualify such summary information by reference to documents not filed as exhibits, such as general corporate law. Please refer to Rule 411(a) of Regulation C of the Securities Act.

Response

The Company has deleted the references on pages 4, 8, and 11 in which the Company stated that the descriptions of the capital stock, debt securities and warrants were not complete. Additionally, the Company eliminated the incorporation by reference to the General Corporation Law of the State of Delaware that is not filed as an exhibit to the Registration Statement.

Plan of Distribution, page 14

Comment No. 7

Please revise your disclosure to state that any post-effective amendment filed to include the information about the selling shareholders will indicate that they purchased in the ordinary course of business and at the time of the purchase of the securities to be resold, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please further indicate that you will identify as an underwriter any selling shareholder for whom you cannot make these representations.

Response

The Company has revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment.

Information Incorporated by Reference, page 16

Comment No. 8

Please revise this section to incorporate the description of your common stock which is contained in a registration statement filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description. See Item 12(a)(3) of Form S-3.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Response

The Company has revised the Information Incorporated by Reference section on page 16 of the Registration Statement to incorporate by reference the description of common stock contained in the Company’s Registration Statement on Form 8-A filed with the Commission on February 28, 2007.

Information Incorporated by Reference, page 16

Comment No. 9

You incorporate by reference Form 8-K filed March 3, 2011. However, this report does not appear to be filed. Please file the Form 8-K or amend your filing to remove reference. Furthermore, it appears that you have referenced Form 8-K filed August 16, 2011 twice. Please remove the duplicate reference.

Response

The Company has revised the “Information Incorporated by Reference” section on page 16 of the Registration Statement to correct references to various Form 8-Ks.

Information Incorporated by Reference, page 16

Comment No. 10

Please incorporate by reference the Form 8-K/A filed on August 1, 2011.

Response

The Company has revised the “Information Incorporated by Reference” section on page 16 of the Registration Statement to incorporate by reference the Form 8-K/A filed on August 1, 2011.

Item 16. Exhibits, page II-2

Comment No. 11

Please file all exhibits before requesting acceleration of your registration statement. We note that you have not listed the forms of subscription rights agreement, stock purchase contracts and stock purchase units. Please file these documents as exhibits to your registration statement.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Response

The Company has revised the Exhibit Index of the Registration Statement to add the forms of subscription rights agreement, stock purchase contracts and stock purchase units as exhibits. As discussed with the Staff, the Company does not have a present intent for an immediate takedown of securities under this Registration Statement. Because the Company is uncertain at this time which securities if any it will ultimately offer under the Registration Statement and the terms of such securities, as discussed with the Staff, the Company undertakes to file all applicable exhibits through a post-effective amendment to the Registration Statement or by incorporation by reference to a subsequently filed Exchange Act filing.

Item 17. Undertakings, page II-3

Comment No. 12

Please revise this section to include the undertaking required by Item 512(j) of Regulation S-K.

Response

The Company has revised the Undertakings section on page II-5 of the Registration Statement to include the undertaking required by Item 512(j) of Regulation S-K.

Exhibit 5.1

Comment No. 13

Please have counsel provide an opinion with respect to the common stock to be offered by the selling shareholders.

Response

The Company has filed as Exhibit 5.1 to the Registration Statement a revised opinion of counsel that covers the common stock to be offered by the selling shareholders.

Exhibit 5.1

Comment No. 14

In the first carryover paragraph on page three of the opinion, your counsel has assumed that you and your subsidiary guarantors are duly organized, validly existing and in good standing under applicable state law. These are facts readily ascertainable by counsel and therefore are inappropriate assumptions. Please have counsel revise the opinion to delete these assumptions.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Response

The Company has filed as Exhibit 5.1 to the Registration Statement a revised opinion of Winston & Strawn LLP. The revised opinion does not assume that the Company and its Delaware subsidiary guarantors are duly organized, validly existing and in good standing under Delaware law. The opinion does continue to assume that the Company and each of the subsidiary guarantors organized in the state of Delaware will remain validly existing and in good standing under Delaware law and assumes that each of the subsidiary guarantors organized in the state of Florida are duly organized, validly existing, has the power to create guarantees and has taken the requisite steps to authorize entering into the applicable guarantees. The Company has also filed as Exhibit 5.2 to the Registration Statement, an opinion of Gunster, Yoakley & Stewart, P.A,. as Florida counsel to the Company, with respect to the valid existence, status and corporate power to execute, deliver and perform the guarantees of the subsidiary guarantors organized in the state of Florida.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3

Raw Materials, page 6

Comment No. 15

In future filings, as applicable, please identify the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response

In future filings, the Company will revise its disclosures as set forth below to reflect that none of its principal suppliers are particularly material to an understanding of the Company as there are many different suppliers from which the Company may obtain its raw materials, inputs and products.

“Copper is the primary raw material used in the manufacture of our products. We currently obtain copper from multiple suppliers and there are many alternative sources of copper available to us. An unanticipated significant issue with any of our current suppliers of copper would require us to transition to alternative suppliers. While such a transition would cost the Company time and resources, alternative suppliers are readily available. Other significant raw materials used in the manufacture of our products are plastics, such as polyethylene and PVC, aluminum, linerboard and wood reels. As with copper, these raw materials are sourced from multiple suppliers and there are many alternative suppliers available to us. We typically have supplier agreements with terms of one to two years under which we may make purchases at the prevailing market price at the time of purchase, with no minimum purchase requirements. Our centralized procurement department makes an ongoing effort to reduce and contain raw material costs, and as noted above, we attempt to reflect raw material price changes in the sales price of our products. From time to time, we have employed, and may continue to employ, the use of derivatives, including copper commodity contracts, to manage our costs for such materials and to match our sales terms with certain customers.”

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Because of the readily available alternatives for sourcing our raw materials, the Company submits that disclosure of the identity of its principal suppliers is not material to an understanding of the Company and therefore not required by Item 101(h)(4)(v). The Company undertakes to provide such information in future filings should it become material to an understanding of the Company.

Patents and Trademarks, page 7

Comment No. 16

In future filings, as applicable, please revise this section to include the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.

Response

In future filings, the Company will revise its disclosures as follows to make it clear that the Company’s patents have varying periods of duration and that none of the patents are material to an understanding of the Company.

“We own a number of U.S. and foreign patents covering certain of our products. Our patents have varying durations currently ranging from less than a year to 15 years. We also own a number of registered trademarks. While we consider our patents and trademarks to be valuable assets, we do not consider any single patent or trademark to be of such material importance that its absence would cause a material disruption to our business. No patent or trademark is material to either reportable segment.”

In view of the immateriality of the patents to the Company, the Company respectfully submits that the disclosure of the term of each patent individually is not required by Item 101(h)(4)(vii) of Regulation S-K. The Company undertakes to provide such information in future filings should the Company acquire any patents material to an understanding of the Company or if any of the Company’s existing patents become material to an understanding of the Company in accordance with Item 101(h)(4)(vii) of Regulation S-K.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Environmental, Health and Safety Regulation, page 7

Comment No. 17

In future filings, as applicable, please include the costs and effects of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

Response

The Company undertakes to provide in its future filings revised disclosure as set forth below that the costs and effects of compliance with environmental laws is not material to the Company. In light of its immateriality, the Company submits that the specific costs and effects of environmental laws is not required by Item 101(h)(4)(xi) of Regulation S-K.

“Many of our products are subject to the requirements of federal, state and local or foreign regulatory authorities. We are subject to federal, state, local and foreign environmental, health and safety protection laws and regulations governing our operations and the use, handling, disposal and remediation of regulated materials currently or formerly used by us. A risk of environmental liability is inherent in our current and former manufacturing activities in the event of a release or discharge of regulated materials generated by us. We are party to one environmental claim, which is described below under the heading “Legal Proceedings.” At this time, the cost of compliance with environmental, health and safety laws and requirements is not material to us. There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations, or that the potential liabilities arising from past releases of or exposure to regulated materials, will not result in future expenditures by us that could materially and adversely affect our financial position, results of operations or cash flows.”

There is no assurance that the costs will not become material in the future. The Company undertakes to provide specific costs and effects of environmental laws in future filings should the costs and effects of compliance with environmental laws become material to an understanding of the Company in accordance with Item 101(h)(4)(xi) of Regulation S-K.

Item 2. Properties, page 12

Comment No. 18

We note that you have only filed one lease as an exhibit to your annual report. In future filings, please file all material leases as exhibits.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Response

The Company respectfully submits that the Company has filed all material leases. None of the Company’s leases that have not been filed have annual lease payment obligations that exceed 0.24% of the Company’s 2010 annual revenue or 0.5% of the Company’s assets as of December 31, 2010. Additionally, no property under lease is critical to the Company’s operations and the Company believes that, if necessary, it could readily obtain a replacement facility for any property currently under lease. In the future, should the Company enter into any material leases, the Company undertakes to file such material leases as exhibits.

Item 7. Management’s Discussion and Analysis of Financial Condition . . . , page 14

Liquidity and Capital Resources, page 23

Debt, page 23

Comment No. 19

In future filings, please provide the tabular disclosure of contractual obligations as required by Item 303(a)(5) of Regulation S-K. Please note that the table must provide the payments due by the required time periods.

Response

The Company filed its most recent Form 10-K as a smaller reporting company and was therefore not required to provide tabular disclosure of its contractual obligations pursuant to Item 303(d) of Regulation S-K. The Company undertakes to provide such disclosure in its next Form 10-K and in future filings as and when required by Item 303(a)(5) of Regulation S-K.

Exhibits

Comment No. 20

We note your disclosure in the Related Person Transactions section on page 14 of your Definitive Proxy Statement filed April 12, 2011. In future filings, please file the Leases with DJR Ventures, LLC and the Tax Matters Agreement as exhibits to your Form 10-K. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Response

The Lease with DJR Ventures, LLC was filed previously as Exhibit 10.10 to the Company’s Form 10-Q filed with the Commission on August 8, 2008, and the Tax Matters Agreement was filed previously as Exhibit 10.9 to the Company’s Form 10-Q filed with the Commission on November 7, 2006. The Company inadvertently did not incorporate these agreements by reference as exhibits to its most recent Form 10-K. The Company undertakes to incorporate these agreements by reference as exhibits to its next Form 10-K, as required by Section 601(b)(10)(ii)(A) of Regulation S-K.

Exhibits 31.1 and 31.2

Comment No. 21

We note that you have revised paragraph 4(d) and modified the introductory language in paragraph 4 to omit the language referring to internal control over financial reporting. We note that the certifications filed with your Form 10-Q for the quarter ended June 30, 2011 contains the same modifications. Please amend both your Form 10-K and the Form 10-Q to provide the certifications exactly as provided in Item 601(b)(31) of Regulation S-K, except as necessary to fill in the blanks. Please note that we will accept abbreviated amendments of the Form 10-K and Form 10-Q that consist of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.

Response

The Company provided the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K with its most recent Form 10-Q for the quarter ended September 30, 2011 and undertakes to continue to use this form in future filings. The Company notes that the certifications filed with the Form 10-K and the Form 10-Q for the quarter ended June 30, 2011 inadvertently omitted introductory language stating that the signer is responsible for establishing and maintaining internal controls over financial reporting; however, the certification included all certifying statements related to the Company’s internal controls and procedures required by Item 601(b)(31). Because the third quarter Form 10-Q subsumes the second quarter Form 10-Q, the Company believes, based on its discussions with the Staff, that it is not necessary for the Company to file the amendments to the Form 10-K and second quarter Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Our Compensation Process, page 16

Comment No. 22

In future filings, please revise your disclosure in the fourth paragraph to state whether the compensation consultant was engaged directly by the compensation committee or any other person and describe the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(iii) of Regulation S-K.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Response

The Company undertakes, in future filings, to revise the disclosure in the Company’s definitive proxy statement to state whether the compensation consultant was engaged directly by the compensation committee or any other person and to describe material elements of instructions given to the consultants in accordance with Item 407(e)(iii) of Regulation S-K.

Amended Form 8-K filed August 1, 2011

Exhibit 99.2

Comment No 23

You include an audit report dated June 30, 2011 for the year ended March 31, 2011. However, the report is not signed. Please amend your filing to include a signed audit report pursuant to Rule 2-02(a)(2) of Regulation S-X.

Response

On November 22, 2011, the Company filed an amendment to its Amended Form 8-K filed with the Commission on August 1, 2011 to include the annual audit report for the year ended March 31, 2011 signed by Mayer Hoffman McCann P.C.

Exhibit 99.2

Comment No 24

Please amend your filing to provide the audit report for the year ended March 31, 2010 from Kirkland, Russ, Murphy and Tapp dated June 7, 2010.

Response

On November 22, 2011, the Company filed an amendment to its Amended Form 8-K to file the audit report of Kirkland, Russ, Murphy and Tapp for the year ended March 31, 2010.

Mr. Craig Slivka

U.S. Securities and Exchange Commission

December 1, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Consolidated Results of Operations, page 25

Comment No. 25

Please amend your filing to provide a robust discussion of your results of operations for the three and six months ended June 30, 2011. For example, your discussion of net sales on page 28 should better address and quantify the higher average copper prices and the underlying factors for the increase in OEM sales volume. Please also revise your discussion of gross profit on page 29 to discuss the contributing factors for the increase in sales volume, along with the underlying reasons for the improvement in pricing.

Response

The Company previously provided language to the Staff addressing this comment for its Form 10-Q for the quarter ended September 30, 2011. The Company is grateful to the Staff for promptly reviewing the language proposed by the Company so that the Company could include it in its third quarter Form 10-Q. We understand from our conversations with the Staff that by including the revised disclosure in the Company’s third quarter Form 10-Q, the Commission will not require the Company to amend its second quarter Form 10-Q as the Company’s third quarter Form 10-Q subsumes the period covered by the Company’s second quarter Form 10-Q.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at Winston & Strawn LLP at (312) 558-5257.

Sincerely,

/s/ James J. Junewicz
James J. Junewicz

Enclosure

cc:	Richard N. Burger